NEWS RELEASE

August 9, 2006

Trading Symbol: AMM - TSX, AAU - AMEX

www.almadenminerals.com

SURFACE SAMPLING AVERAGES 2.4 G/T OVER 10.5 METERS AT PONDEROSA, B.C.

The Ponderosa property is 100% owned by Almaden and was acquired by staking in late 2005. The claim group covers 6950 hectares (69.5 sq. km.) is located within the Spences Bridge Group volcanic assemblage, and is situated with good road access, 25 km southwest of Merritt, BC. In 2005 gold analyses from 16 rock grab samples collected on the Ponderosa property ranged from 0.01 to 8.5 g/t and averaged 1.3 g/t. Almaden initiated a summer field program in July of 2006 consisting of prospecting, soil sampling and hand trenching. To date 15 reconnaissance grab samples taken in 2006 range from 0.4 to 12.8 g/t gold and average 2.0 g/t. Follow-up of these samples led to the discovery of a new banded quartz-adularia vein named the Axel Ridge Showing. The highest grade sample consisted of banded chalcedonic QV rubble located 25-30m SE of the discovery trench on the Axel Ridge Showing.

The Axel Ridge Showing subcrops in a low, narrow ridge near an old logging road. A single hand trench dug across the top of this ridge has exposed a northerly trending, apparent subvertical zone of quartz veining and brecciation hosted by strongly silicified and clay altered andesitic volcanic rocks.  The mineralized section has a horizontal width of 11.7 meters (38.4 ft.) and its E/W boundaries remain to be determined under steeply dipping overburden cover.  Twelve (12) contiguous bulk channel samples across the vein system have returned gold analyses averaging 2.43 g/t over 10.5 meters, with individual sample analyses ranging from 1.4 to 4.9 g/t.  Mineralized float and angular rubble occurrences have been found over a 400m strike length, from about 50m south to 350m north of the trench.

Epithermal gold-silver mineralisation within the Spences Bridge Gold Belt was initially identified by Almaden during a regional exploration program in an area west of Merritt, British Columbia in 2001. This area was one of the first where alluvial gold was discovered during the Gold Rush of the mid–19th to early 20th centuries. During this time placer gold was mined in this area from the Fraser and Thompson Rivers and on many tributary streams in the Ashcroft-Lytton-Lillooet district. Early into Almaden’s 2001 program, several areas of elevated gold in stream sediments were identified. Follow-up prospecting resulted in the identification and staking by Almaden of several areas of clay-carbonate alteration and quartz veining, representative of low-sulphidation epithermal gold-silver vein systems. Despite the proximity to Vancouver, the claims staked by Almaden are the first hardrock claims ever known to have been recorded in three of these areas. Five of the areas staked by Almaden, the PV property, the Skoonka Creek property, the Nicoamen River property and the Merit and Brookmere properties have been previously been optioned to Consolidated Spire Ventures Ltd. (“Spire”), Strongbow Exploration Inc. ("Strongbow"), Tanqueray Resources Ltd. and Williams Creek Explorations Limited respectively under terms whereby each can acquire a 60% interest in the respective property.  In addition to these projects under option, Almaden has identified and holds a 100% interest through staking in three other properties in the Spences Bridge gold belt, including the Ponderosa, Gillis and Kwinshatin properties. The 7,408 hectare Gillis and 1,495 hectare Kwinshatin properties both cover areas from which stream sediment samples have returned anomalous gold values. Prospecting by Almaden on the Gillis property has identified a trend of quartz-pyrite vein float, three samples from which returned a high of 0.2 g/t gold. Almaden plans further work on the Ponderosa, Gillis and Kwinshatin properties in the 2006 summer field season, but also seeks suitable partners with whom to jointly explore these new projects located within and adjacent to the emerging Spences Bridge Gold Belt.

All work carried out to date on the Ponderosa property has been under supervision of E.A. Balon, P. Geo., a qualified person under the meaning of National Instrument 43-101. All samples collected to date have been analysed and/or assayed at ACME Analytical Laboratories in Vancouver, BC, by conventional ICP-MS and fire geochemical or fire assay techniques. Morgan Poliquin, M.Sc., P.Eng, a qualified person under the meaning of National Instrument 43-101, and a director of Almaden reviewed the technical information in this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.